FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

9 July 2019

Notification of Transactions by Persons Discharging Managerial Responsibilities ("PDMRs") and a person closely associated with a PDMR

The following transactions relating to dividends of US$0.50 ordinary shares (the "Shares") were made on 5 July 2019:

Directors

Name	Shares acquired/allocated	Price per Share/ADS
Henri de Castries	223	US$8.3022
John Flint	2,455	US$8.3022
Irene Lee	137	US$8.3022
Heidi Miller	10 American Depositary Shares (representing 50 ordinary shares of US$0.50 each)	US$42.03501
Marc Moses	11,215	US$8.3022
Mark Tucker	3,562	US$8.3022

1American Depositary Shares ('ADS') are categorised as equity derivatives under Part XV of the Securities and Futures Ordinance of Hong Kong. Each ADS represents five HSBC Holdings plc ordinary shares. ADS are traded in New York.

Other PDMRs

Name	Shares acquired/allocated	Price per Share
Samir Assaf	3,885	US$8.3022
Patrick Burke	1,992 5,381	US$8.3022 £6.6974
Andy Maguire	2,206	US$8.3022
Paulo Maia	1,902 5 4,174	US$8.3022 £6.7030 £6.6968
Charlie Nunn	598	US$8.3022
Noel Quinn	1,654	US$8.3022
Antonio Simoes	1,701	US$8.3022
Ian Stuart	628	US$8.3022
Peter Wong2	2,117 18,981 318	US$8.3022 £6.6968 US$8.3022

2Peter Wong's acquisition includes via a person closely associated - details below.

The following disclosures are made in accordance with Article 19 of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Henri de Castries

2 - Reason for the notification

Position/status			Non-executive Director

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-07-05	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$8.30	223	US$1,851.39
		Aggregated	US$8.302	223	US$1,851.39

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			John Flint

2 - Reason for the notification

Position/status			Group Chief Executive

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-07-05	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$8.30	2,455	US$20,381.90
		Aggregated	US$8.302	2,455	US$20,381.90

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Irene Lee

2 - Reason for the notification

Position/status			Non-executive Director

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-07-05	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$8.30	137	US$1,137.40
		Aggregated	US$8.302	137	US$1,137.40

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Heidi Miller

2 - Reason for the notification

Position/status			Non-executive Director

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-07-05	American Depositary Shares ('ADS'). Each ADS represents five HSBC Holdings plc Ordinary shares of US$0.50 each	GB0005405286	Outside a trading venue		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$42.04	10	US$420.35
		Aggregated	US$42.035	10	US$420.35

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Marc Moses

2 - Reason for the notification

Position/status			Group Chief Risk Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-07-05	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$8.30	11,215	US$93,109.17
		Aggregated	US$8.302	11,215	US$93,109.17

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Mark Tucker

2 - Reason for the notification

Position/status			Group Chairman

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-07-05	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$8.30	3,562	US$29,572.44
		Aggregated	US$8.302	3,562	US$29,572.44

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Samir Assaf

2 - Reason for the notification

Position/status			Chief Executive, Global Banking and Markets

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-07-05	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$8.30	3,885	US$32,254.05
		Aggregated	US$8.302	3,885	US$32,254.05

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Patrick Burke

2 - Reason for the notification

Position/status			President and Chief Executive of HSBC US

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-07-05	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$8.30	1,992	US$16,537.98
		Aggregated	US$8.302	1,992	US$16,537.98

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-07-05	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction:			Price	Volume	Total
Acquisition			£6.70	5,381	£36,038.71
		Aggregated	£6.697	5,381	£36,038.71

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Andy Maguire

2 - Reason for the notification

Position/status			Group Chief Operating Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-07-05	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$8.30	2,206	US$18,314.65
		Aggregated	US$8.302	2,206	US$18,314.65

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Paulo Maia

2 - Reason for the notification

Position/status			Chief Executive, Latin America

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-07-05	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$8.30	1,902	US$15,790.78
		Aggregated	US$8.302	1,902	US$15,790.78

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-07-05	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction:			Price	Volume	Total
Acquisition			£6.70	5	£33.51
		Aggregated	£6.703	5	£33.51

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-07-05	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction:			Price	Volume	Total
Acquisition			£6.70	4,174	£27,952.29
		Aggregated	£6.697	4,174	£27,952.29

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Charlie Nunn

2 - Reason for the notification

Position/status			Chief Executive, Retail Banking and Wealth Management

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-07-05	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$8.30	598	US$4,964.72
		Aggregated	US$8.302	598	US$4,964.72

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Noel Quinn

2 - Reason for the notification

Position/status			Chief Executive, Global Commercial Banking

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-07-05	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$8.30	1,654	US$13,731.84
		Aggregated	US$8.302	1,654	US$13,731.84

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Antonio Simoes

2 - Reason for the notification

Position/status			Chief Executive, Global Private Banking

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-07-05	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$8.30	1,701	US$14,122.04
		Aggregated	US$8.302	1,701	US$14,122.04

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Ian Stuart

2 - Reason for the notification

Position/status			Chief Executive, HSBC UK Bank plc

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-07-05	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$8.30	628	US$5,213.78
		Aggregated	US$8.302	628	US$5,213.78

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Peter Wong

2 - Reason for the notification

Position/status			Deputy Chairman and Chief Executive, The Hongkong and Shanghai Banking Corporation Limited

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-07-05	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$8.30	2,117	US$17,575.76
		Aggregated	US$8.302	2,117	US$17,575.76

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-07-05	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction:			Price	Volume	Total
Acquisition			£6.70	18,981	£127,111.28
		Aggregated	£6.697	18,981	£127,111.28

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Camay Wong

2 - Reason for the notification

Position/status			Closely associated person of Peter Wong, Deputy Chairman and Chief Executive, The Hongkong and Shanghai Banking Corporation Limited

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2019-07-05	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction:			Price	Volume	Total
Acquisition			US$8.30	318	US$2,640.10
		Aggregated	US$8.302	318	US$2,640.10

For any queries related to this notification, please contact:

JJ Williams
Shareholder Services
020 3268 3568

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 09 July 2019